

September 7, 2011

Via E-mail
Frank L. Jaksch, Jr.
President and Chief Executive Officer
ChromaDex Corporation
10005 Muirlands Boulevard, Suite G
Irvine, California 92618

   Re: ChromaDex Corporation
      Preliminary Proxy Statement
      Filed August 29, 2011
      File No. 000-53290

Dear Mr. Jaksch:

  We have limited our review of your filing to the issue we have addressed in our comment below. Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment and the information you provide in response to this comment, we may have additional comments.

Holders of Record

1. We note the statement in your 10-K for the fiscal year ended January 1, 2011 that there were 567 holders of record of your common stock as of February 16, 2011. In your preliminary proxy statement filed on August 29, 2011, however, you state that there were only 87 holders of record as of August 26, 2011. Please advise us of the circumstances that occurred which resulted in the number of record holders declining from 567 to 87 between February 16, 2011 and August 29, 2011. In addition, please tell us what consideration you gave to compliance with the "going-private" requirements of Rule 13e-3.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Matthew O'Loughlin (Mannatt, Phelps & Phillips, LLP)